Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Six Months Ended June 30,
	2016	2015
Earnings:
Income (loss) before income taxes	$37,071	$(13,116)
Add: Fixed charges	80,593	69,809
Less: Undistributed earnings (losses) from equity method investees	3,555	(3,223)
Total earnings	$114,109	$59,916
Fixed charges:
Interest expense	$25,146	$24,321
Estimate of interest expense within rental expense	55,447	45,488
Total fixed charges	$80,593	$69,809
Ratio of earnings to fixed charges	1.4	0.9